# SEC Schedule 13G/A (Amendment No. 28) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Steelcase Inc., CIK 0001050825
CUSIP: 858155203
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 901 44th Street SE, Grand Rapids, Michigan (MI), 49508
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000035527

## Reporting persons
- Fifth Third Bancorp: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ohio (OH); sole voting power 8,556,745; shared voting power 606,916; sole dispositive power 16,932; shared dispositive power 9,651,745; aggregate amount beneficially owned 9,885,185 (8.6% of the class)
- Fifth Third Financial Corporation: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ohio (OH); sole voting power 8,556,745; shared voting power 606,916; sole dispositive power 16,932; shared dispositive power 9,651,745; aggregate amount beneficially owned 9,885,185 (8.6% of the class)
- Fifth Third Bank, National Association: type of reporting person: bank (BK); citizenship or place of organization: Ohio (OH); sole voting power 8,556,745; shared voting power 606,916; sole dispositive power 16,932; shared dispositive power 9,651,745; aggregate amount beneficially owned 9,885,185 (8.6% of the class)

## Item 1. Issuer
Name of issuer: Steelcase Inc.
Address of issuer's principal executive offices: 901 44th Street SE, Grand Rapids, MI, 49508

## Item 2. Person Filing
Name of person filing:
Fifth Third Bancorp, an Ohio corporation
Fifth Third Financial Corporation, an Ohio corporation
Fifth Third Bank, National Association
Address of principal business office or, if none, residence:
Fifth Third Center
38 Fountain Square Plaza
Cincinnati, Ohio 45263
Citizenship:
Fifth Third Bancorp: Ohio
Fifth Third Financial Corporation: Ohio
Fifth Third Bank, National Association: Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: bank (BK), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 9885185
Percent of class: 8.6
Sole power to vote or to direct the vote: 8556745
Shared power to vote or to direct the vote: 606916
Sole power to dispose or to direct the disposition: 16932
Shared power to dispose or to direct the disposition: 9651745

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities covered by this Schedule are held in trust, agency or custodial capacities by Fifth Third Bank, National Association. These trust, agency or custodial accounts receive the dividends from, or the proceeds from the sale of, such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: 99.1 Identification and Classification of the Subsidiary

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Identification and Classification of the Subsidiary 99.2 Steelcase Joint Filing Agreement 99.3 Fifth Third Bancorp Power of Attorney 99.4 Fifth Third Financial Corp Power of Attorney 99.5 Fifth Third Bank Power of Attorney

## Signatures
- Fifth Third Bancorp: Fifth Third Bancorp, /s/ Katerina Mills / Attorney-in-fact (11/05/2025)
- Fifth Third Financial Corporation: Fifth Third Financial Corporation, /s/ Katerina Mills / Attorney-in-fact (11/05/2025)
- Fifth Third Bank, National Association: Fifth Third Bank, National Association, /s/ Katerina Mills / Attorney-in-fact (11/05/2025)